(RITE AID
CORPORATION - LOGO)

Contacts:

Media:                             Investors:
Suzanne Mead                       Frank Bergonzi
VP Corporate Communications        Executive VP and CFO
(717) 975-5887                     (717) 975-5750

                    Joele Frank/Lissa Weinmann
                    Abernathy MacGregor Scanlon
                    (212) 371-5999

FOR IMMEDIATE RELEASE

    RITE AID SETS DATE FOR SPECIAL MEETING OF
    STOCKHOLDERS TO APPROVE SHARE ISSUANCE IN MERGER

                  --------------------

          Camp Hill, PA, February 20, 1996 -- Rite Aid
Corporation (RAD: NYSE, PSE) announced today that it has scheduled a Special Meeting of Stockholders of Rite Aid for Thursday, March 28, 1996 to approve the issuance of shares of Rite Aid Common Stock pursuant to the previ-ously announced Merger Agreement between Rite Aid and Revco D.S., Inc. (RXR:NYSE). The record date for such meeting is February 12, 1996.

          As previously announced, Rite Aid has made a $27.50 per share cash tender offer to purchase 35,144,833 shares of common stock of Revco (or approximately 50.1% of Revco's outstanding shares on a fully diluted basis).
The offer is scheduled to expire at 11:59 p.m., on Fri-day, February 23, 1996. Rite Aid previously announced that it has voluntarily agreed with the Federal Trade
Commission to extend the Hart-Scott-Rodino waiting period until Friday, February 23, 1996. A meeting of Revco stockholders to consider the Merger will be held as promptly as practicable following the consummation of the tender offer.

          Rite Aid Corporation, based in Camp Hill,
Pennsylvania, is the nation's largest drugstore chain, with over 2,700 stores in 21 states and the District of Columbia.

          General information about Rite Aid including corporate background and press releases is available, free of charge, through the company's News-On-Demand fax service at (800) 916-7788.